Exhibit 99.8

Audited Consolidated Financial Statements of

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

NOTICE TO READER

On February 27, 2025, IsoEnergy Ltd. filed its annual financial statements for the fiscal year ended December 31, 2024 on SEDAR+ (the “Original Filing”). This amendment is being filed solely to include an updated auditor’s report that i) is addressed to the shareholders of the company; and ii) addresses the requirements of CAS 720 The Auditor's Responsibilities Relating to Other Information.

Except as described above, there are no other changes to the Original Filing included in this Amendment.

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of IsoEnergy Ltd.

Opinion

We have audited the consolidated financial statements of IsoEnergy Ltd. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2024 and December 31, 2023

•	the consolidated statements of loss and comprehensive income (loss) for the years then ended

•	the consolidated statements of changes in equity for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2024 and December 31, 2023, its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

IsoEnergy Ltd.

February 27, 2025

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Evaluation of impairment indicators on exploration and evaluation assets

We draw attention to Notes 4(i), 5(c), 5(e) and 9 to the financial statements. The Entity has exploration and evaluation assets of $262,291,098. At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. There are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets and property and equipment.

Why the matter is a key audit matter

We identified the evaluation of impairment indicators on exploration and evaluation assets as a key audit matter. This matter was of most significance due to the judgement required in evaluating the results of our audit procedures to assess the Entity’s determination of whether the factors, individually or in the aggregate, resulted in indicators of impairment for exploration and evaluation assets.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter:

We evaluated the Entity’s analysis of impairment indicators by considering whether quantitative and qualitative information in the analysis was consistent with external evidence and evidence obtained in other areas of the audit. This included:

•	Information included in the Entity’s press releases and management’s discussion and analysis

•	Evidence obtained in other areas of the audit, including estimates of mineral resources, minutes of meetings of the Board of Directors and internal communications to management and the Board of Directors

•	Uranium spot price as at December 31, 2024 sourced from external third parties.

We assessed the status of the Entity’s rights to explore the properties by inspecting government registries of mineral claims.

We considered the activities to date in each area to which the Entity has a right to explore by comparing the actual expenditures to the budgeted expenditures.

We assessed if substantive expenditures on further exploration for and evaluation of mineral resources in each area that the Entity has a right to explore are planned or discontinued by inspecting budgeted expenditures.

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IsoEnergy Ltd.

February 27, 2025

Other Information

Management is responsible for the other information. Other information comprises:

•	the information, other than the financial statements and the auditor’s report thereon, included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

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IsoEnergy Ltd.

February 27, 2025

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

•	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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IsoEnergy Ltd.

February 27, 2025

The engagement partner on the audit resulting in this auditor’s report is Andrew James.

Vancouver, Canada

February 27, 2025

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ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)
As at

	Note	December 31, 2024	December 31, 2023 Restated	January 1, 2023 Restated
ASSETS
Current
Cash		$21,294,663	$37,033,250	$19,912,788
Accounts receivable		500,249	814,022	46,061
Prepaid expenses		489,921	378,247	167,279
Loan receivable	6c	6,120,503	-	-
Marketable securities	7	31,181,067	17,035,690	5,774,617
		59,586,403	55,261,209	25,900,745
Non-Current
Property and equipment	8	16,232,302	14,638,628	48,927
Exploration and evaluation assets	9	262,291,098	274,756,338	71,165,630
Environmental bonds	10	2,725,220	2,542,047	-
TOTAL ASSETS		$340,835,023	$347,198,222	$97,115,302

LIABILITIES
Current
Accounts payable and accrued liabilities		$3,348,296	$2,735,351	$552,957
Convertible debentures	11	30,279,306	37,448,241	27,405,961
Contingent liability	6a	-	771,848	-
Lease liability - current	12	121,165	109,680	-
Flow-through share premium liability	13	1,355,210	-	2,068,785
		35,103,977	41,065,120	30,027,703
Non-Current
Lease liability - long term	12	281,721	402,886	-
Asset retirement obligation	10	2,026,975	1,895,472	-
Deferred income tax liability	14	259,191	814,187	866,909
TOTAL LIABILITIES		$37,671,864	$44,177,665	$30,894,612

EQUITY
Share capital	15	$362,941,599	$334,963,627	$90,640,338
Share option and warrant reserve	15	33,154,239	29,188,821	15,405,672
Accumulated deficit		(102,545,246)	(60,410,155)	(41,721,615)
Accumulated other comprehensive income (loss)		9,612,567	(721,736)	1,896,295
TOTAL EQUITY		$303,163,159	$303,020,557	$66,220,690

TOTAL LIABILITIES AND EQUITY		$340,835,023	$347,198,222	$97,115,302

Nature of operations (Note 2)
Material accounting policies - Adoption of amendments to IAS 1 (Note 5)

Commitments (Notes 11, 12, 13)

Subsequent events (Note 21)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2025

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

For the years ended December 31

	Note	2024	2023
General and administrative costs
Share-based compensation	15,16	$5,285,145	$6,378,269
Administrative salaries, contractor and director fees	16	5,120,027	1,621,394
Investor relations		897,110	540,230
Office and administrative	16	803,472	236,766
Professional and consultant fees		4,436,654	743,594
Travel		565,145	153,799
Public company costs		559,212	311,627
Total general and administrative costs		$(17,666,765)	$(9,985,679)
Interest income		2,391,377	747,763
Interest expense	10,12	(128,498)	(5,984)
Interest on convertible debentures	11	(1,246,850)	(1,228,251)
Fair value gain (loss) on convertible debentures	11	7,103,656	(9,768,831)
Gain on disposal of Argentina assets	6b	5,300,611	-
Disposals and impairment of assets	6d,9b	(39,958,977)	(251,028)
Foreign exchange loss		(75,588)	(35,699)
Other income		141,502	4,882
Loss from operations		$(44,139,532)	$(20,522,827)
Deferred income tax recovery	14	2,132,799	1,852,143
Loss from continuing operations		$(42,006,733)	$(18,670,684)
Loss from discontinued operations, net of tax	6b	(128,358)	(17,856)
Loss for the period		$(42,135,091)	$(18,688,540)

Other comprehensive income (loss)
Change in fair value of convertible debentures attributable to the change in credit risk	11	65,279	(273,449)
Change in fair value of marketable securities	7	(2,728,913)	1,309,318
Currency translation adjustment		12,548,345	(3,652,386)
Deferred tax expense	14	287,327	(1,514)
Total other comprehensive income (loss)		$10,172,038	$(2,618,031)
Total comprehensive loss for the period		$(31,963,053)	$(21,306,571)

Loss per common share – continuing operations
Basic		$(0.24)	$(0.16)
Diluted		$(0.26)	$(0.16)
Weighted average number of common shares outstanding
Basic		178,002,715	115,490,319
Diluted		189,722,048	115,490,319

Loss per common share associated with discontinued operations (Note 6b)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2023		110,392,130	$90,640,338	$15,405,672	$(41,721,615)	$1,896,295	$66,220,690
Acquisition of Consolidated Uranium	6a	52,164,727	204,485,730	7,466,673	-	-	211,952,403
Shares issued in private placements	15	8,134,500	36,605,250	-	-	-	36,605,250
Share issue cost, net of tax	15	-	(732,375)	-	-	-	(732,375)
Shares issued on the exercise of stock options	15	1,862,166	2,661,503	(1,089,698)	-	-	1,571,805
Shares issued on the exercise of warrants	15	246,622	968,354	(490,110)	-	-	478,244
Shares issued to settle interest	11	102,833	334,827	-	-	-	334,827
Share-based payments	15	-	-	7,896,284	-	-	7,896,284
Loss for the period		-	-	-	(18,688,540)	-	(18,688,540)
Other comprehensive loss for the period		-	-	-	-	(2,618,031)	(2,618,031)
Balance as at December 31, 2023		172,902,978	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557

Balance as at January 1, 2024		172,902,978	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	15	3,680,000	23,000,000	-	-	-	23,000,000
Share issue cost, net of tax	15	-	(1,242,784)	-	-	-	(1,242,784)
Premium on flow-through shares		-	(3,680,000)	-	-	-	(3,680,000)
Shares issued on the exercise of stock options	15	959,463	4,580,047	(1,950,028)	-	-	2,630,019
Shares issued on the exercise of warrants	15	1,099,232	4,446,881	(819,407)	-	-	3,627,474
Shares issued to settle contingent liability	6a,15	125,274	524,998	-	-	-	524,998
Shares issued to settle interest	15,19	101,061	348,830	-	-	-	348,830
Share-based payments	15,16	-	-	6,734,853	-	-	6,734,853
Loss for the period Opening currency		-	-	-	(42,135,091)	-	(42,135,091)
translation adjustment in foreign subsidiary disposed	6b	-	-	-	-	162,265	162,265
Other comprehensive income for the period		-	-	-	-	10,172,038	10,172,038
Balance as at December 31, 2024		178,868,008	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Note	2024	2023
Cash flows used in operating activities
Loss for the period		$(42,135,091)	$(18,688,540)
Items not involving cash:
Share-based compensation	15	5,285,145	6,378,269
Deferred income tax recovery	14	(2,132,799)	(1,852,143)
Interest on convertible debentures	11	1,246,850	1,228,251
Fair value (gain) loss on convertible debentures	11	(7,103,656)	9,768,831
Gain on disposal of Argentina assets	6b	(5,300,611)	-
Disposals and impairment of assets	6d,9b	39,958,977	251,028
Depreciation expense	8,19	237,636	15,226
Interest and accretion	10,12	128,498	9,374
Interest income on loan receivable	6c	(220,639)	-
Foreign exchange (gain) loss		(78,550)	16,782
Changes in non-cash working capital
Accounts receivable		260,305	(5,302)
Prepaid expenses		(113,787)	120,639
Accounts payable and accrued liabilities		(313,437)	(3,253,342)
		$(10,281,159)	$(6,010,927)
Cash flows used in investing activities
Additions to exploration and evaluation assets	9a,19	$(21,768,491)	$(10,025,350)
Acquisition of exploration and evaluation assets	9a,19	(578,107)	(4,658)
Additions to equipment	8	(618,526)	-
Acquisition of marketable securities	7	(3,147,290)	(4,000,005)
Loan advanced	6c	(5,899,864)	-
Cash in asset group disposed of	6b	(24,728)	-
Cash acquired, net of transaction costs	6a	-	432,783
		$(32,037,006)	$(13,597,230)
Cash flows from financing activities
Shares issued	15	$23,000,000	$36,605,250
Share issuance cost	15	(1,702,444)	(1,003,253)
Shares issued for warrant exercise	15	3,627,474	478,244
Shares issued for option exercise	15	2,630,019	1,571,805
Interest payment on debentures	11	(898,020)	(873,383)
Lease liability payments	12	(156,000)	(10,903)
		$26,501,029	$36,767,760
Effects of exchange rate changes on cash		78,549	(39,141)
Change in cash		$(15,738,587)	$17,120,462
Cash, beginning of period		37,033,250	19,912,788
Cash, end of period		$21,294,663	$37,033,250

Cash flows associated with discontinued operations (Note 6b)

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries, mostly acquired through the merger with Consolidated Uranium Inc. (“Consolidated Uranium”) on December 5, 2023 (Note 6a):

•	Consolidated Uranium Inc. (Ontario, Canada)
•	ICU Australia Pty Ltd. (Australia)
•	Management X Pty Ltd. (Australia)
•	CUR Australia Pty Ltd. (Australia)
•	12942534 Canada Ltd. (Canada)
•	Virginia Uranium Inc. (Virginia, United States)
•	CUR Sage Plain Uranium, LLC (Utah, United States)
•	CUR Henry Mountains Uranium, LLC (Utah, United States)
•	White Canyon Uranium, LLC (Utah, United States)
•	2596190 Alberta Ltd. (Alberta, Canada) (Note 9a)

As of December 31, 2024, NexGen Energy Ltd (“NexGen”) holds 32.8% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2024, the Company had accumulated losses of $102,545,246 and working capital of $56,116,942 (working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These consolidated financial statements for the years ended December 31, 2024 and 2023 (the “Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

3.	BASIS OF PRESENTATION

Statement of Compliance

These Financial Statements have been prepared in accordance with IFRS and interpretations of the International Financial Reporting Interpretations Committee.

Basis of Presentation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in these Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. These Financial Statements are presented in Canadian dollars.

These Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All material intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. As of December 31, 2024, the Company held a 60% interest in an unincorporated joint venture agreement with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising of a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Company’s interest was reduced to 50% subsequent to year-end (Note 6d). The Company accounts for the Purepoint Joint Venture as a joint operation and proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement, estimation uncertainty and assumptions considered by management in preparing the Financial Statements are as follows:

i.	Impairment of Non-Financial Assets

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment or reversal of previous impairment, if any. With respect to exploration and evaluation assets and property and equipment, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets and property and equipment.

ii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of its debentures. The model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. This model is not applied if the current market share price of the Company’s common shares exceeds the exercise price of the convertible securities by a significant margin. When management makes this determination, the debentures are assumed to be converted immediately and sold at the fair market value of the Company’s common shares and are fair valued based on its intrinsic value of the Company’s current fair market value. The determination of this method of valuation involves judgment. Refer to Note 11 for further details.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

iii.	Mineral resource estimates

The figures for mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“National Instrument 43-101”), issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

iv.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

v.	Deferred income taxes and recoverability of potential deferred tax assets

In assessing when to recognize deferred income tax assets, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

vi.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

vii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company as set out below have been consistently followed in the preparation of these Financial Statements.

(a)	Functional and Presentation Currency

These Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

Translation of foreign currency transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. The subsequent payment or receipt of funds related to a transaction is translated at the rate applicable on the date of payment or receipt. Monetary assets and liabilities which are denominated in foreign currencies are re-translated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. All exchange differences in the consolidated financial statements are taken to the Statement of Loss and Other Comprehensive Income (Loss).

The assets and liabilities of subsidiaries with functional currency other than Canadian dollars (being the presentation currency of the Company) are translated into Canadian dollars at the exchange rate at the reporting date and the Statement of Loss and Comprehensive Income (Loss) is translated at the average exchange rate for the period. On consolidation, exchange differences arising from the translation of these subsidiaries are recognized in Other Comprehensive Income (Loss).

(b)	Cash

Cash includes cash on hand and term deposits which are available on demand or have an initial term of 90 days or less or which are readily convertible to known amounts of cash at any time without penalty.

(c)	Exploration and Evaluation Assets

Once the legal right to explore a property has been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis, pending determination of the technical feasibility and commercial viability of the property. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. Overhead costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished, or a project is abandoned, the related deferred costs are recognized in profit or loss immediately.

Although the Company has taken steps to verify its title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for similarly advanced exploration properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

At each reporting date, management reviews properties for events and circumstances which may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest is demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining and development assets within property, plant and equipment.

(d)	Equipment

(i)	Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits of the item will flow to the Company and the cost of the item can be measured reliably.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(d)	Equipment (continued)

(iii)	Depreciation

The carrying amount of equipment (including initial and subsequent capital expenditures) is amortized to the estimated residual value over the estimated useful life of the specific assets. Depreciation is calculated over the estimated useful life of each significant component of equipment as follows:

Field and office equipment	5 years straight-line
Right-of-use assets	Straight-line over term of the lease
Leasehold improvements	Straight-line over term of the lease
Furniture	5 years straight-line
Vehicles	5 years straight-line

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in profit or loss.

(e)	Impairment – Non-Financial Assets

At each reporting date the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or a cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of an asset is the greater of an asset’s fair value less the cost to sell the asset and its value in use. In assessing value in use, estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(f)	Asset Retirement Obligations

Asset retirement obligations are recorded when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as interest expense.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

(g)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are measured based on the fair value of the consideration received, unless the fair value cannot be estimated reliably, in which case they are measured at the fair value of the shares at the date the shares are issued.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(h)	Warrants

From time to time, warrants are issued as part of a unit which is made up of a common share and a full or partial warrant. The warrant allows the holder to acquire common shares of the Company. The Company uses the residual value in assigning the value to the warrant which is included in the warrant reserve in the statement of changes in equity.

(i)	Share-based payments

The Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”) allows Company employees, directors, officers and consultants to acquire common shares of the Company. Share-based payment arrangements related to stock option awards and restricted share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that may involve judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payment expense. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. Fair value is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Refer to Note 15 for further details.

At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options and restricted share units that are expected to vest. The fair value of stock options and restricted share units granted are recognized as a share-based payment expense or capitalized to exploration and evaluation assets with a corresponding increase in equity reserves.

In situations where equity instruments are issued to settle amounts due or for goods or services received by the Company, the transaction is measured at the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case the good or services received and corresponding increase in equity are measured at the fair value of the equity instrument issued.

(j)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors paid for the flow-through feature, which is recognized as a liability due to the obligation to incur eligible expenditures and ii) share capital. Upon eligible exploration expenditures being incurred, the Company recognizes a deferred tax liability for the amount of tax deduction renounced to shareholders. To the extent that eligible deferred income tax assets are available, the Company will reduce the deferred income tax liability and records a deferred income tax recovery. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. If applicable, this tax is classified as an administration expense.

(k)	Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

Shares to be issued on existing stock options, warrants and convertible debentures are included in the computation of diluted loss per share only up to the point that doing so would not be anti-dilutive.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(l)	Leases and Right-of-use Assets

A contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

The Company recognizes right-of-use assets at the commencement date of the lease and is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for any changes to lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date. In addition, right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company has elected not to recognize a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Company’s incremental borrowing rate. The carrying amount of lease liabilities is remeasured if there is a modification to an index or rate, a change in the residual value guarantee, or changes in the assessment of whether a purchase, extension or termination option will be exercised.

(m)	Assets held for sale and discontinued operations Assets held for sale

Assets and businesses classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year. Impairment losses, if any, on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of loss. No depreciation is charged on assets and businesses classified as held for sale.

Discontinued operations

A component of the Company that has been disposed of or classified as held for sale and represents a separate major geographical area of operations is classified as a discontinued operation. Discontinued operations are presented in the consolidated statements of operations as a separate line.

(n)	Contingencies

Contingent assets and contingent liabilities are possible assets or possible obligations, respectively, that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. Contingent assets are not recognized and are only recognized when the realisation of income is virtually certain. A contingent liability can also be a present obligation that arises from past events but is only recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation or when a reliable estimate of the amount of the obligation can be made.

(o)	Joint operation

The Company’s Financial Statements include the Company’s interest in a joint venture agreement with Purepoint Uranium. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists when decisions about the activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control. The Company proportionately consolidates its share of the joint operation’s assets, liabilities, incomes and expenses.

The Company recognizes gains or losses from sales or contributions of assets with its joint operation only to the extent of the other party’s interest in the joint operation. The Company recognizes gains or losses from purchases of assets from its joint operation only when the Company resells such assets to a third party.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(p)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Financial Instruments

(i)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL (such as the Convertible Debentures).

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash	Amortized cost
Accounts receivable	Amortized cost
Loan receivable	Amortized cost
Marketable securities	FVTOCI
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

(ii)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income. Gains or losses on foreign exchange differences on foreign currency denominated equity instruments are recognized in FVTOCI. Equity instruments with no quoted market are measured at cost if insufficient information is available to measure fair value or if there is a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(q)	Financial Instruments (continued)

(ii)	Measurement (continued)

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed as incurred. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise, except for the change in fair value attributable to changes in the credit risk of the financial liabilities, which is presented in other comprehensive (loss) income. The Company’s Convertible Debentures have been recognized at FVTPL.

Offsetting financial instruments

Financial assets and financial liabilities are offset and presented at the net amount on the statements of financial position when there is a legally enforceable right to offset the recognized financial instruments and the Company intends to settle on a net basis or plans to realize the financial asset and settle the financial liability simultaneously.

(iii)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the profit or loss.

Where accounts payable are settled via electronic cash transfers, they are derecognized when the Company has no ability to withdraw, stop or cancel the payment, has lost the practical ability to access the cash as a result of the electronic payment instruction, and the risk of a settlement not occurring is insignificant.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	MATERIAL ACCOUNTING POLICIES (continued)

(r)	Adoption of new accounting pronouncements

The following standard was adopted by the Company on January 1, 2024, as required:

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

(s)	Future accounting pronouncements

Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective.

Amendment to IAS 21 – Lack of exchangeability

The International Accounting Standards Board (“IASB”) has issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted.

The Company does not anticipate a material effect on its Financial Statements once the amendment becomes effective on January 1, 2025.

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company is assessing the impact of IFRS 18 on its Financial Statements and will implement necessary changes to ensure compliance with the new requirements once the standard becomes effective on January 1, 2027.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	TRANSACTIONS

(a)	Merger with Consolidated Uranium Inc.

On December 5, 2023, the Company and Consolidated Uranium completed a merger pursuant to a definitive arrangement agreement (the “CUR Arrangement”, or the “Merger”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding common shares of Consolidated Uranium (the “Consolidated Uranium Shares”) not already held by the Company. Pursuant to the CUR Arrangement, Consolidated Uranium shareholders received 0.5 common shares of the Company for each Consolidated Uranium Share held (the “Exchange Ratio”). In aggregate, the Company issued 52,164,727 common shares under the CUR Arrangement.

The Merger created a globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s historical mineral resource base, near-term producing uranium mines in Utah, and a portfolio of prospective uranium exploration properties in Canada, the United States, Australia and Argentina.

The closing price of the Company’s common shares was $3.92 on the date of issue.

In connection with the Merger, the Company assumed Consolidated Uranium’s obligations pursuant to its outstanding share purchase warrants. As a result, the Company was obligated to issue up to 1,489,731 common shares of the Company, after taking into account the Exchange Ratio, upon the exercise of warrants, expiring between December 30, 2023 and March 4, 2024 with exercise prices between $1.46 and $3.30 per common share of the Company. The Company also issued 3,273,898 replacement stock options in exchange for outstanding Consolidated Uranium stock options, after taking into account the Exchange Ratio, expiring between December 5, 2024 and January 6, 2028 with exercise prices between $0.59 and $5.10 per common share of the Company. All replacement stock options issued were fully vested at the time of issue.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Consolidated Uranium Shares	52,164,727
Company’s closing share price December 5, 2023	$3.92
Total common share consideration	$204,485,730
Assumption of Consolidated Uranium’s warrant obligations	1,550,797
Company stock options exchanged for Consolidated Uranium stock options	5,915,876
Carrying value of Company’s existing shareholding in Consolidated Uranium	1,836,000
Transaction costs	3,218,698
Total consideration	$217,007,101

The estimated fair values of the warrants assumed, and options exchanged were determined using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the warrants assumed and options exchanged:

	Warrants	Options
Expected stock price volatility	40.76%	54.08%
Expected life in years	0.2	2.6
Risk free interest rate	4.93%	4.29%
Expected dividend yield	0.00%	0.00%
Company common share price	$3.92	$3.92
Exercise price	$2.97	$3.48
Fair value per warrant/option	$1.04	$1.81

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	TRANSACTIONS (continued)

(a)	Merger with Consolidated Uranium Inc. (continued)

As Consolidated Uranium did not have inputs or processes capable of generating outputs, the Company accounted for the Merger as an asset acquisition and the Company allocated the total consideration to the individual assets and liabilities of Consolidated Uranium on December 5, 2023. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$195,245,636
Land, Property and equipment	15,001,899
Marketable securities	7,787,750
Cash	3,651,481
Environmental bonds	2,594,281
Accounts receivable	764,410
Prepaid expenses	331,532
Accounts payable and accrued liabilities	(5,318,213)
Contingent liability	(608,518)
Asset retirement obligation	(1,923,330)
Lease liability	(519,827)
Total net assets acquired	$217,007,101

The Company assumed an obligation of Consolidated Uranium pursuant to the acquisition of the Ben Lomond project in 2022, to make a payment of $1,050,000 to Mega Uranium Inc. (“Mega Uranium”) if the future monthly average uranium spot price of uranium exceeds US$100 per pound. This contingent liability was fair valued on December 5, 2023 at $608,518 and at $771,848 on December 31, 2023 using a Monte Carlo Simulation model. The contingent liability was fully settled on April 29, 2024 as the uranium spot price exceeded US$100 per pound subsequent to December 31, 2023 (Note 15).

Included in accounts payable and accrued liabilities above was a deferred payment obligation of $1,031,025 due and payable to Energy Fuels Inc. related to Consolidated Uranium’s acquisition of the Tony M, Daneros and RIM mines in Utah. This deferred payment obligation was fully settled on July 9, 2024.

The results of the Company for the year to December 31, 2023 include the results of Consolidated Uranium from December 5, 2023 to December 31, 2023.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	TRANSACTIONS (continued)

(b)	Sale of Argentina assets and discontinued operation

On July 19, 2024, the Company completed the sale of all of its shares in 2847312 Ontario Inc., which held all of the Company’s assets in the Argentina reporting segment, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium” or the “Buyer”). The net assets of the Argentina reporting segment primarily included the Laguna Salada project and the Huemul project. All income and expenses related to the Argentina reporting segment were presented as a discontinued operation as at December 31, 2024.

Consideration received from the sale primarily included:

•	US$10.0 million of common shares of the Buyer, being 2,000,000 shares at a deemed price of US$5.0 per share. Should the Buyer complete a public listing or a concurrent financing at less than the deemed price of US$5.0 per share, the Company is entitled to additional common shares (“Top Up Shares”) of the Buyer such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum deemed price of US$4.0 per share.

•	Net Smelter Returns royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). The Buyer retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.

•	Net Smelter Returns royalty of 1% on all production from the Huemul project (“Huemul NSR”).

•	Additional common shares of the Buyer in the event that the Buyer does not complete a public listing within 12 months of the closing date or does not complete a concurrent financing (the “Additional Jaguar Uranium Shares”).

•	The Company retains a buy-back option on an existing royalty agreement on the Huemul project (“Buy-back Option”).

The Company did not recognize any consideration on the sale date, nor has it recorded any consideration as of December 31, 2024, relating to the Top Up Shares, Laguna Salada NSR, Huemul NSR, Additional Jaguar Common Shares, and the Buy-back Option. The fair value of these assets was either determined to be $nil or are considered contingent assets where the realisation of income is not virtually certain at this time.

The gain on disposal of the asset group is as follows:

Common shares received	$13,727,000
Disposal costs incurred	(165,037)
Reclassification of cumulative currency translation adjustments	(1,686)
Net proceeds	$13,560,277

Cash	24,728
Accounts receivable	52,850
Exploration and evaluation assets	8,182,088
Net assets sold	$8,259,666

Gain on disposal of Argentina assets	$5,300,611

The results from the discontinued operations of the Argentina reporting segment for the years ended December 31 include:
	2024	2023
Office and administrative expenses	$73,600	$17,856
Professional and consultant fees	54,758	-
Loss from discontinued operations	$(128,358)	$(17,856)

Basic and diluted loss per share – discontinued operations	$(0.00)	$(0.00)

Net cash used in operating activities of the Argentina reporting segment during the year ended December 31, 2024 was $34,342 (2023: $35,824). Net cash provided by investing activities of the Argentina reporting segment during the year ended December 31, 2024 was $6,118 (2023: $64,298, including cash acquired), which is inclusive of non-cash changes in accounts payable directly related to exploration and evaluation assets. The effects of exchange rate changes on cash during the year ended December 31, 2024 was $997 (2023: $1,248).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	TRANSACTIONS (continued)

(c)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”).

In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity were both secured by a security interest in all the assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan, Indemnity and related security were subordinate to certain senior indebtedness of Anfield. The Bridge Loan was immediately repayable, among other circumstances, in the event the Arrangement Agreement is terminated by either IsoEnergy or Anfield Energy for any reason.

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025.

Included in the loan receivable as at December 31, 2024, was $5,899,864 advanced to Anfield Energy under the Bridge Loan and accrued interest of $220,639. Anfield Energy repaid the full amount due under the Bridge Loan, including accrued interest, on January 21, 2025. The Company has not yet received a full and final release from the Indemnity.

(d)	Joint Venture Agreement with Purepoint Uranium

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium in connection with the creation of an unincorporated joint venture for the exploration and development of a portfolio of uranium properties in northern Saskatchewan’s Athabasca Basin, referred to as the Purepoint Joint Venture. The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. The Joint Venture Agreement closed on December 18, 2024 following a concurrent financing completed by Purepoint Uranium (the “Purepoint Financing”) and receipt of all regulatory approvals. Both companies contributed assets from its current portfolio of exploration projects to create the Purepoint Joint Venture.

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium. The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium are now 50%. After the exercise of the Put Option, the Company holds a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery.

The Purepoint Joint Venture is comprised of ten projects (the “Joint Venture Properties”) being contributed, as follows:

•	IsoEnergy: Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison

•	Purepoint Uranium: Turnor Lake and Red Willow

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% net smelter returns (“NSR”) royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium will act as the operator for the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

The Company accounts for the Purepoint Joint Venture as a joint operation and proportionally consolidated its share of assets, liabilities, incomes, and expenses.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	TRANSACTIONS (continued)

(d)	Joint Venture Agreement with Purepoint Uranium (continued)

Formation of the Purepoint Joint Venture

The Company recognized an impairment loss of $25,616,241 in its statement of loss following the contribution of its exploration and evaluation assets to form the Purepoint Joint Venture. The Company determined the fair value for 100% of the Purepoint Joint Venture to be $10,600,000. This is based on the implied value of the exercised Put Option, as an adjusting subsequent event, based on the closing share price of Purepoint Uranium on the exercise date of January 14, 2025. The Company calculated the loss from the contribution of its projects to the Purepoint Joint Venture as follows:

Company’s interest in the initial fair value of Purepoint Joint Venture	$6,360,000
Exploration and evaluation assets contributed	(31,976,241)
Loss on contribution of assets to Purepoint Joint Venture	$(25,616,241)

There were no exploration and evaluation costs incurred during the period between the formation of the Purepoint Joint Venture on December 18, 2024 and December 31, 2024.

(e)	Sale of Mountain Lake property

On November 13, 2024, the Company entered into an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company agreed to sell all its right, title and interest in the Mountain Lake property located in Nunavut.

The sale closed on February 14, 2025. The Company received the following as consideration on closing:

•	12,500,000 common shares of Future Fuels.

•	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000.

•	1% NSR royalty on all uranium production from Future Fuels properties in Nunavut other than Mountain Lake.

The Company is entitled to receive an additional 2,500,000 common shares of Future Fuels, issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels.

The Company and Future Fuels entered into an investor rights agreement, providing the Company with the right to nominate one director to the Future Fuels board of directors and to participate in future equity financings of Future Fuels to maintain its pro rata share ownership.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model, or other available information if published share prices are not available. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2023	$-	$5,774,617	$-	$5,774,617
Acquired during the period	2,000,000	1,581,137	418,868	4,000,005
Acquired as part of the Merger (Note 6a)	-	7,787,750	-	7,787,750
Re-allocated to Consolidated Uranium acquisition cost	-	(1,836,000)	-	(1,836,000)
Change in fair value recorded in Other comprehensive income	-	1,391,042	(81,724)	1,309,318
Balance, December 31, 2023	$2,000,000	$14,698,546	$337,144	$17,035,690
Acquired during the period Common shares of Jaguar	-	2,627,665	519,625	3,147,290
Uranium received from disposal of Argentina assets (Note 6b)	-	13,727,000	-	13,727,000
Subscription receipts converted to common shares	(2,000,000)	2,000,000	-	-
Change in fair value recorded in Other comprehensive income	-	(2,413,215)	(315,698)	(2,728,913)
Balance, December 31, 2024	$-	$30,639,996	$541,071	$31,181,067

On December 31, 2024, marketable securities consisted of the following securities:

	Common Shares	Warrants
NexGen	279,791	-
Premier American Uranium Inc.	4,245,841	167,708
Atha Energy Corp.	9,910,281	791,144
Jaguar Uranium	2,000,000	-
Toro Energy Limited	6,000,000	-
Purepoint Uranium	3,333,334	3,333,334

The Company held 900,000 Consolidated Uranium shares before completing the Merger (Note 6a).

On April 5, 2023, the Company subscribed for 5,714,300 subscription receipts (“Latitude Subscription Receipts”) of Latitude Uranium Inc. (“Latitude Uranium”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000,005. On June 19, 2023, in connection with completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were converted into 5,714,300 units of Latitude Uranium, consisting of 5,714,300 common shares of Latitude Uranium and 2,857,150 common share purchase warrants, exercisable at a price of $0.50 at any time on or before April 5, 2026.

Prior to the Merger, on November 27, 2023, Consolidated Uranium completed a transaction pursuant to which it transferred ownership of eight U.S. Department of Energy leases and certain patented claims located in Colorado to Premier American Uranium Inc. (“Premier American Uranium“) in exchange for 7,753,572 common shares of Premier American Uranium. Consolidated Uranium subsequently distributed 3,876,786 common shares of Premier American Uranium to its shareholders (and retained the remainder) and the Company received 33,638 Premier American Uranium common shares pursuant to this distribution prior to the Merger. Premier American Uranium subsequently listed on the TSXV.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7.	MARKETABLE SECURITES (continued)

Through the Merger, the Company acquired 279,791 shares of NexGen and 3,876,786 shares of Premier American Uranium retained by Consolidated Uranium (Note 6a). On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitled the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions. The escrow release conditions were lifted on June 27, 2024, at which point the PUR Subscription Receipts were converted into 335,417 shares and 167,708 share purchase warrants of Premier American Uranium.

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitled the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium announced on December 7, 2023.

On March 8, 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium., the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can now be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

On April 19, 2024, Atha Energy completed the acquisition of 92 Energy Ltd. (“92 Energy”) and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

On July 19, 2024, the Company received 2,000,000 common shares of Jaguar Uranium (the “Jaguar Uranium Shares”) following the completion of the sale of its Argentina assets (Note 6b), representing 23.7% of the outstanding common shares of Jaguar Uranium. The Company recorded an initial investment of $13,727,000 (US$10,000,000) for the Jaguar Uranium Shares. The Company requires consent from Jaguar Uranium should the Company trade or otherwise transfer the Jaguar Uranium Shares prior to Jagar Uranium completing a public listing.

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy Limited (“Toro Energy”) at a price of AUD$0.24 per common share.

On November 22, 2024, in connection with the Purepoint Financing (Note 6d), the Company purchased 3,333,334 units of Purepoint Uranium (“Purepoint Unit”). Each Purepoint Unit consists of one common share and one common share purchase warrant purchased at a price of $0.30 per unit for total consideration of $1,000,000. The Company received another 4,000,000 common shares of Purepoint Uranium at a price of $0.265 per common share on January 14, 2025 as a result of the Company exercising its Put Option in the Joint Venture Agreement (Note 6d).

The following assumptions were used to estimate the fair value of the Latitude Uranium warrants on December 31, 2023 and the Purepoint Uranium, Premier American Uranium, and Atha Energy warrants on December 31, 2024:

	December 31, 2024		December 31, 2023
	Purepoint Uranium	Premier American Uranium	Atha Energy	Latitude Uranium
Expected stock price volatility	122.76%	96.37%	82.20%	114.23%
Expected life of warrants (years)	2.9	1.6	1.3	2.3
Risk free interest rate	2.92%	2.92%	2.92%	3.67%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Share price	$0.22	$1.44	$0.56	$0.25
Exercise price	$0.40	$3.50	$1.81	$0.50
Fair value per warrant	$0.14	$0.29	$0.05	$0.12

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of- use asset	Leasehold improvements	Furniture	Total
Cost
Balance, January 1, 2023	$-	$106,704	$-	$-	$-	$106,704
Acquired as part of the Merger (Note 6)	12,554,433	1,795,868	497,263	125,848	28,487	15,001,899
Foreign exchange movement	(326,365)	(42,416)	-	-	-	(368,781)
Balance, December 31, 2023	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	-	604,534	-	-	13,992	618,526
Foreign exchange movement	1,074,694	162,606	-	-	-	1,237,300
Balance, December 31, 2024	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648

Accumulated depreciation
Balance, January 1, 2023	$-	$57,777	$-	$-	$-	$57,777
Depreciation	-	32,214	8,553	2,161	489	43,417
Balance, December 31, 2023	$-	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	-	101,794	121,737	30,922	7,699	262,152
Balance, December 31, 2024	$-	$191,785	$130,290	$33,083	$8,188	$363,346

Net book value:
Balance, December 31, 2023	$12,228,068	$1,770,165	$488,710	$123,687	$27,998	$14,638,628
Balance, December 31, 2024	$13,302,762	$2,435,511	$366,973	$92,765	$34,291	$16,232,302

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets. Certain comparative amounts for the prior year have been reclassified to conform to the current year’s presentation.

	Note	December 31, 2024	December 31, 2023
Acquisition costs:
Acquisition costs, opening		$227,424,953	$35,290,505
Additions	9a	856,259	167,988
Acquired as part of the Merger	6a	-	195,245,636
Asset retirement obligation change in estimate	10	(75,608)	-
Acquisition costs in disposal group	6b	(7,736,915)	-
Disposals and impairment of assets	6d,9b	(33,853,518)	(18,985)
Foreign exchange movement		11,020,509	(3,260,191)
Acquisition costs, closing		$197,635,680	$227,424,953

Exploration and evaluation costs:
Exploration costs, opening		$47,331,385	$35,875,125
Additions:
Drilling		6,154,761	4,305,836
Geological and geophysical		5,524,677	2,816,357
Labour and wages		3,283,034	1,181,557
Camp costs		2,019,767	1,501,728
Claim holding costs and advance royalties		1,537,485	102,856
Share-based compensation	15	1,449,708	1,518,015
Engineering and underground access		1,300,104	118,618
Travel		681,660	122,453
Community relations		575,462	-
Health and safety and environmental		561,570	36,770
Geochemistry and assays		362,934	130,962
Extension of claim refunds		(67,713)	(292,083)
Other		484,744	145,234
Foreign exchange movement		6,472	-
Total exploration and evaluation in the period		$23,874,665	$11,688,303
Exploration and evaluation costs in disposal group	6b	(445,173)	-
Disposal and impairment of assets	6d, 9b	(6,105,459)	(232,043)
Exploration and evaluation, closing		$64,655,418	$47,331,385
Total costs, closing		$262,291,098	$274,756,338

All claims are subject to minimum expenditure commitments. The Company expects to incur the minimum expenditures to maintain the claims.

(a)	Additions

In the year ended December 31, 2024, the fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6a) increased by $278,152 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $408,449 to stake claims to the northwest of the Tony M mine, spent $163,887 to purchase all of the outstanding common shares of 2596190 Alberta Ltd., which holds a 100% interest in the Bulyea River property, and spent $5,771 to stake several property extensions adjacent to its Evergreen property during the year ended December 31, 2024.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Additions (continued)

In the year ended December 31, 2023, the Company spent $4,658 to stake several property extensions and two new properties, Ward Creek and Ledge, adding approximately 6,281 hectares of mineral tenure in the Eastern Athabasca. The fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6a) increased by $163,330 between December 5, 2023 and December 31, 2023 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond.

(b)	Disposals and impairment

In the year ended December 31, 2024, the Company recorded a loss of $25,616,241 on the contribution of assets to the form the Purepoint Joint Venture with Purepoint Uranium (Note 6d). In the year ended December 31, 2024, the Company identified indicators of impairment on its Radio and Carlson Creek properties primarily because of the loss on the contribution of assets to form the Purepoint Joint Venture. The Company wrote the Radio and Carlson Creek properties down to their estimated fair values of $365,268 and $335,501, respectively, and recorded an impairment loss of $14,342,736 as a result.

In the year ended December 31, 2023, the Company decided to let the claims underlying the Whitewater property lapse and a loss on disposal of $251,028 was recognized on lapsing of the claims.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work.

	December 31, 2024	December 31, 2023
Opening balance, start of period	$2,542,047	$-
Acquired as part of the Merger	-	2,594,281
Foreign exchange movement	183,173	(52,234)
Balance, end of period	$2,725,220	$2,542,047

A provision for environmental rehabilitation was assumed during the Merger in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	December 31, 2024	December 31, 2023
Opening balance, start of period	$1,895,472	$-
Assumed as part of the Merger	-	1,923,330
Accretion	82,178	5,732
Change in estimates	(75,608)	-
Foreign exchange movement	124,933	(33,590)
Balance, end of period	$2,026,975	$1,895,472

The estimated undiscounted amount of the asset retirement obligations as at December 31, 2024 is $2,369,440 (2023: $1,876,245). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on the following key assumptions:

At December 31, 2024	United States	Australia
Inflation rate	2.70%	1.80%
Discount rate	4.48%	4.41%

At December 31, 2023	United States	Australia
Inflation rate	3.40%	6.20%
Discount rate	4.20%	4.32%

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $0.88 per share, up to a maximum (the “Maximum Conversion Shares”) of 9,206,311 common shares.

The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures. In the year ended December 31, 2024, the Company incurred interest expense of $698,784 (2023: $688,360) on the 2020 Debentures, of which $490,568 (2023: $476,390) was settled in cash and the remainder with the issue of 60,637 (2023: 61,700) common shares of the Company.

Subsequent to December 31, 2024, QRC elected to convert US$3 million of the principal of the 2020 Debentures for 4,887,273 common shares of the Company.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $4.33 per share, up to 1,464,281 Maximum Conversion Shares.

The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures. In the year ended December 31, 2024, the Company incurred interest expense of $548,066 (2023: $539,891) on the 2022 Debentures, of which $407,530 (2023: $396,993) was settled in cash and the remainder with the issue of 40,424 (2023: 41,133) common shares of the Company.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Year ended December 31, 2024	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(948,228)	(6,155,428)	(7,103,656)
Change in fair value in the period included in OCI	(65,279)	-	(65,279)
Fair value, end of period	$4,870,701	$25,408,605	$30,279,306

Year ended December 31, 2023	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,136,560	$22,269,401	$27,405,961
Change in fair value in the period included in profit and loss	644,999	9,123,832	9,768,831
Change in fair value in the period included in OCI	102,649	170,800	273,449
Fair value, end of period	$5,884,208	$31,564,033	$37,448,241

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures[1]
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Expected stock price volatility	44.00%	53.00%	-	53.00%
Expected life (years)	2.9	3.9	-	1.6
Risk free interest rate	2.68%	3.61%	-	3.44%
Expected dividend yield	0.00%	0.00%	-	0.00%
Credit spread	23.05%	21.81%	-	21.81%
Underlying share price of the Company	$2.59	$3.69	$2.59	$3.69
Conversion price	$4.33	$4.33	$0.88	$0.88
Exchange rate (C$:US$)	1.4388	1.3243	1.4388	1.3243

Note 1: As at December 31, 2024, the discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the convertible shares. As such, certain of the assumptions used to estimate the fair value of the 2020 Debentures as at December 31, 2023 are no longer relevant as at December 31, 2024.

12.	LEASE LIABILITY

The Company assumed an office lease entered into by Consolidated Uranium on January 1, 2023, for lease payments of $13,000 per month until December 31, 2027. The discount rate applied to the lease was 10%. The lease liability assumed during the Merger was $519,827.

	December 31, 2024	December 31, 2023
Opening balance, start of period	$512,566	$-
Assumed as part of the Merger (Note 6a)	-	519,827
Interest expense	46,320	3,642
Payments	(156,000)	(10,903)
Balance, end of period	$402,886	$512,566
Less: Current portion	(121,165)	(109,680)
Long-term lease liability	$281,721	$402,886

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

13.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on December 6, 2022 for proceeds of $5,029,000 and subsequently incurred $5,029,000 in eligible exploration expenditures in the period up to December 31, 2023, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through premium liability was derecognized in 2023.

The Company also issued flow-through shares on February 9, 2024 for proceeds of $23,000,000 (Note 15) and has incurred $14,529,935 in eligible exploration expenditures in the period up to December 31, 2024. As of December 31, 2024, the Company is obligated to spend $8,470,065 on eligible exploration expenditures by December 31, 2025.

The flow-through share premium liability is comprised of:

	December 31,	December 31,
	2024	2023
Balance, opening	$-	$2,068,785
Liability incurred on flow-through shares issued	3,680,000	-
Settlement of flow-through share liability on expenditures	(2,324,790)	(2,068,785)
Balance, closing	$1,355,210	$-

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported income taxes is as follows:

	December 31,	December 31,
	2024	2023
Loss from operations	$(44,139,532)	$(20,540,683)
Statutory rate	27%	27%
Expected tax recovery Permanent differences:	(11,917,674)	$(5,545,984)
Share-based compensation	1,426,989	1,722,133
Convertible debt	(1,917,987)	2,637,584
Other	(43,931)	85,520
Tax exempt income from disposal of Argentina assets	(926,659)	-
Settlement of flow-through share liability on expenditures (Note 13)	(2,324,790)	(2,068,785)
Flow-through share renunciation	3,918,082	1,328,160
Unrecognized deferred tax assets	9,973,232	-
Recognized deferred tax assets	(320,061)	(10,771)
Income tax recovery	$(2,132,799)	$(1,852,143)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes gives rise to the following deferred tax assets and liabilities:

	December 31,	December 31,
	2024	2023
Tax loss carry forwards	$588,797	$6,241,436
Financing costs	70,806	303,471
Exploration and evaluation assets	(786,151)	(7,142,964)
Marketable securities	(174,328)	(302,767)
Property and equipment	(68,556)	86,637
Capital lease obligation	106,765	-
Asset retirement obligations	3,476	-
Deferred tax liabilities	$(259,191)	$(814,187)

As at December 31, 2024, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

December 31, 2024
Canadian tax loss carry forwards	$35,538,626
Australian tax loss carry forwards	2,026,277
US tax loss carry forwards	49,147,760
Marketable securities	973,742
Property and equipment	333,836
Financing costs	2,112,381
Asset retirement obligations	20,885

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

14.	INCOME TAXES (continued)

Movement in the Company’s deferred tax assets (liabilities) in the year is as follows:

December 31, 2024	Opening balance	Recognized in income tax recovery	Recognized in shareholders equity	Recognized in other comprehensive income	Closing balance
Deferred tax assets:
Tax loss carry forwards	$6,241,436	$(5,652,639)	$-	$-	$588,797
Financing costs	303,471	(692,325)	459,660	-	70,806
Capital lease obligation	-	106,765	-	-	106,765
Deferred tax liabilities:
Exploration and evaluation assets	(7,142,964)	6,356,813	-	-	(786,151)
Marketable securities	(302,767)	(158,888)	-	287,327	(174,328)
Property and equipment	86,637	(155,193)	-	-	(68,556)
Asset retirement obligations	-	3,476	-	-	3,476
	$(814,187)	$(191,991)	$459,660	$287,327	$(259,191)

December 31, 2023	Opening balance	Recognized in income tax recovery	Recognized in shareholders equity	Recognized in other comprehensive income	Closing balance
Deferred tax assets:
Tax loss carry forwards	$5,013,950	$1,227,486	$-	$-	$6,241,436
Financing costs	208,277	(175,684)	270,878	-	303,471
Deferred tax liabilities:
Exploration and evaluation assets	(5,866,765)	(1,276,199)	-	-	(7,142,964)
Marketable securities	(301,253)	-	-	(1,514)	(302,767)
Equipment	78,882	7,755	-	-	86,637
	$(866,909)	$(216,642)	$270,878	$(1,514)	$(814,187)

Deferred income tax recovery for the years ended December 31 comprises:

	2024	2023
Deferred income tax expense related to operations	$(191,991)	$(216,642)
Settlement of flow-through share liability on expenditures	2,324,790	2,068,785
Deferred income tax recovery	$2,132,799	$1,852,143

The Company has the following tax attributes, which are subject to review, and potential adjustment, by tax authorities:

•	Canadian non-capital and other losses of $35,574,798 (2023: $22,936,710) which expire in 2035-2044.

•	Australian losses of $3,177,586 (2023: $2,154,878) which do not expire.

•	US losses of $49,747,423 (2023: $45,096,672) which do not expire.

In 2016, IsoEnergy acquired exploration and evaluation assets from NexGen. At the time of acquisition from NexGen the net book value was $22,773,810, as recorded in NexGen’s financial statements immediately prior to the transfer, compared to the consideration paid by the Company of $29,000,000. The difference has not been recognized as a deferred tax liability pursuant to the “initial recognition exemption” under IFRS 12 - Income Taxes.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

For the year ended December 31, 2024

(a)	During the year ended December 31, 2024, the Company issued:

•	959,463 common shares on the exercise of stock options for proceeds of $2,630,019. As a result of the exercises, $1,950,028 was reclassified from reserves to share capital.

•	1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.

•	101,061 common shares to QRC to settle $348,830 of interest expense on the Debentures (see Note 11).

(b)	On February 9, 2024, the Company issued 3,680,000 flow through common shares at a price of $6.25 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.

(c)	On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to settle the Company’s obligation to make a payment of $1,050,000 to Mega Uranium (Note 6a).

For the year ended December 31, 2023

(a)	During the year ended December 31, 2023, the Company issued:

•	1,862,166 common shares on the exercise of stock options for proceeds of $1,571,805. As a result of the exercises, $1,089,698 was reclassified from reserves to share capital.

•	246,622 common shares on the exercise of warrants for proceeds of $478,244. As a result of the exercises, $490,110 was reclassified from reserves to share capital.

•	102,833 common shares to QRC to settle $334,827 of interest expense on the Debentures (see Note 11).

(b)	On December 5, 2023, the Company issued 52,164,727 common shares at $3.92 per share for a total of $204,485,730 in connection with the Merger (Note 6a).

(c)	On December 5, 2023, concurrently with the completion of the Merger, the Company issued 8,134,500 common shares at a price of $4.50 per share for gross proceeds of $36,605,250. This financing was initially closed in escrow on October 19, 2023, with the Company issuing 8,134,500 subscription receipts each entitling the holder to one common share of the Company on the completion of the Merger. Share issuance cost was $732,375, net of tax of $270,878.

Restricted Share Units

Pursuant to the Company’s Omnibus Plan, the directors may, from time to time, authorize the issuance of Restricted Share Units (a “RSU” or RSUs”) to directors, officers, employees and consultants of the Company. Each RSU once vested, is exercised and a common share is issued for zero consideration to the participant.

RSUs issued and outstanding on the dates set forth below are summarized as follows:

	Number of RSUs	Weighted average grant date fair value
Outstanding January 1, 2024	-	$-
Granted	350,000	2.65
Outstanding December 31, 2024	350,000	$2.65
Number of RSUs vested	-	-

Share-based compensation related to the vesting of the grant date fair value of the RSUs for the years ended December 31 are as follows:

	2024	2023
Expensed to the statement of loss and comprehensive loss	$17,306	$-
Capitalized to exploration and evaluation assets	2,884	-
	$20,190	$-

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

15. SHARE CAPITAL (continued)

Stock Options

Pursuant to the Company’s Omnibus Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2023	10,356,333	$2.75
Granted	4,467,500	3.50
Replacement options granted to Consolidated Uranium option holders	3,273,898	3.48
Cancelled	(280,000)	3.21
Expired	(183,334)	3.99
Exercised	(1,862,166)	0.84
Outstanding December 31, 2023	15,772,231	$3.32
Granted	2,588,000	$3.17
Expired	(1,684,546)	3.54
Forfeited	(186,333)	3.51
Exercised	(959,463)	2.74
Outstanding, December 31, 2024	15,529,889	$3.30
Number of options exercisable	12,425,057	$3.30

As at December 31, 2024, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	2,659,703	$1.53	2,267,204	$1.34	1.8
$2.62 - $3.11	2,017,259	2.94	1,842,259	$2.93	2.3
$3.12 - $3.81	5,298,483	3.31	3,427,817	$3.38	3.7
$3.82 - $4.12	1,960,000	3.99	1,960,000	$3.99	2.0
$4.13 - $4.54	2,375,596	4.14	1,708,929	$4.14	3.6
$4.55 - $5.10	1,218,848	4.98	1,218,848	$4.98	2.0
	15,529,889	$3.30	12,425,057	$3.30	2.8

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. The replacement options issued to Consolidated Uranium option holders were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

15.	SHARE CAPITAL (continued)

Stock Options (continued)

The following weighted average assumptions were used to estimate the grant date fair values:

	December 31,	December 31,
	2024	2023[1]
Expected stock price volatility	61.57%	65.17%
Expected life of options (years)	5.0	5.0
Risk free interest rate	2.98%	3.58%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$3.17	$3.50
Weighted average fair value per option granted	$1.73	$1.99

Note 1: Excludes the replacement options granted to Consolidated Uranium option holders. Refer Note 6a for the weighted average assumptions used to estimate the fair value of the replacement options.

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation related to options for the years ended December 31 are as follows:

	2024	2023
Expensed to the statement of loss and comprehensive loss	$5,267,839	$6,378,269
Capitalized to exploration and evaluation assets	1,446,824	1,518,015
	$6,714,663	$7,896,284

Warrants

The Company assumed Consolidated Uranium’s warrant obligations during the Merger and reserved 1,489,731 common shares for issuance on the exercise of these warrants. Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying shares	Weighted average exercise price per share
Outstanding January 1, 2023	$-	$-
Consolidated Uranium warrants assumed	1,489,731	$2.97
Expired	(136,500)	2.20
Exercised	(246,622)	1.94
Outstanding December 31, 2023	1,106,609	$3.30
Expired	(7,377)	3.30
Exercised	(1,099,232)	3.30
Outstanding, December 31, 2024	-	$-

The Company uses the Black-Scholes option pricing model to calculate the fair value of warrants. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. Refer to Note 6a for the weighted average assumptions used to estimate the fair values of the warrant obligations assumed from Consolidated Uranium.

As of December 31, 2024, the Company had no warrants outstanding.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

16.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are also related parties. The following companies are also related parties due to their relationship to the Company: Atha Energy (who acquired Latitude Uranium; Note 7), Premier American Uranium, Green Shift Commodities Ltd. (“Green Shift”), and Purepoint Uranium (Note 6d).

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts below include short-term compensation and share-based compensation paid to the former President and Executive Vice President, Exploration & Development up to the date of their resignations on August 31, 2024 and October 31, 2024, respectively, and exclude any resignation payments made in accordance with the terms of their respective employment contracts.

Year ended December 31, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of loss and comprehensive income (loss)	$3,006,487	$4,385,995	$7,392,482
Capitalized to exploration and evaluation assets	552,087	622,453	1,174,540
	$3,558,574	$5,008,448	$8,567,022

Year ended December 31, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of loss and comprehensive income (loss)	$1,070,098	$5,313,954	$6,384,052
Capitalized to exploration and evaluation assets	332,133	588,999	921,132
	$1,402,231	$5,902,953	$7,305,184

As of December 31, 2024:

•	$1,120,402 (2023: $52,891) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$99,449 (2023: $51,899) due from related companies was included in accounts receivable.

During the year ended December 31, 2024, the Company:

•	reimbursed NexGen $32,032 (2023: $28,997) for use of NexGen’s office space; and

•	received $8,502 (2023: $7,044) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.9% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest (Note 6a). On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to the private placement on February 9, 2024 (Note 13), which NexGen did not participate in.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

17.	CAPITAL MANAGEMENT

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and pre-development stage. As such, the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

18.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, bridge loan receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash, accounts receivable, loan receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium, which are Level 2. The warrants included in marketable securities are Level 2.

Financial instrument risk exposure

As at December 31, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2024, the Company has cash on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy includes interest receivable and was repaid in its entirety on January 21, 2025.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

18.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2024, the Company had a working capital balance of $56,116,942, including cash of $21,294,663.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2024. The interest rate on the bridge loan receivable from Anfield of 15% was contractually agreed to and the interest due was repaid in full subsequent to December 31, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar- based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $2,281,090 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, marketable securities, accounts receivable, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $59,264 that would flow through comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

19.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets and general and administrative expenditure are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows.

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	-	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	-	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

As at December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

As at December 31, 2024	Canada	United States	Australia	Total
Share-based compensation	$5,181,245	$-	$103,900	$5,285,145
Administrative salaries, contractor and director fees	4,972,700	74,914	72,413	5,120,027
Investor relations	897,110	-	-	897,110
Office and administrative	637,603	132,386	33,483	803,472
Professional and consultant fees	3,653,186	783,468	-	4,436,654
Travel	565,145	-	-	565,145
Public company costs	559,212	-	-	559,212
Total general and administrative expenditure	$16,466,201	$990,768	$209,796	$17,666,765

As at December 31, 2023	Canada	United States	Australia	Total
Share-based compensation	$6,314,226	$-	$64,043	$6,378,269
Administrative salaries, contractor and director fees	1,606,388	5,154	9,852	1,621,394
Investor relations	540,230	-	-	540,230
Office and administrative	233,529	1,983	1,254	236,766
Professional and consultant fees	741,111	-	2,483	743,594
Travel	151,641	-	2,158	153,799
Public company costs	311,627	-	-	311,627
Total general and administrative expenditure	$9,898,752	$7,137	$79,790	$9,985,679

Note 1: The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024 and all associated income and expenses are classified as discontinued operations (Note 6b).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the years ended December 31, 2024 and 2023. Non-cash transactions in the years ended December 31, 2024 and 2023 included:

(a)	A non-cash transaction in the year ended December 31, 2024 of $1,449,708 (2023: $1,518,015) related to share- based payments was included in exploration and evaluation assets (Note 15).

(b)	Additions to exploration and evaluation assets in the year ended December 31, 2024 are presented net of a non- cash increase in accounts payable of $625,478 (2023: $116,747) and depreciation of $24,516 (2023: $17,622) directly related to exploration and evaluation assets (Note 9).

(c)	Acquisitions of exploration and evaluation assets are presented net of a non-cash increase in contingent payments in the year ended December 31, 2024 of $278,152 (2023: $163,330).

(d)	In the year ended December 31, 2024, the Company issued 125,274 shares valued at $524,998 to Mega Uranium to settle an obligation pursuant to the acquisition of the Ben Lomond project in 2022, under which the Company had an obligation to make a payment of $1,050,000 to Mega when the monthly average uranium spot price of uranium exceeded US$100 per pound (Note 6a).

(e)	In the year ended December 31, 2024, the Company issued 101,061 shares valued at $348,830 (2023: 102,833 shares valued at $334,827) to QRC to settle a portion of the interest owing on the Debentures (Note 11).

(f)	The Company issued 52,164,727 shares in connection with the Merger on December 5, 2023 (Note 6a). Cash acquired during the transaction is disclosed net of transaction costs

21.	SUBSEQUENT EVENTS

Flow-Through Financing and Concurrent Private Placement

On February 13, 2025, the Company announced that it had entered into a bought deal prospectus offering (the “Flow- Through Financing”) with a syndicate of underwriters (the “Underwriters”). The Company will issue 4,642,000 flow- through shares at a price of $3.75 per share, for gross proceeds of approximately $17.4 million An over-allotment option granted to the Underwriters to purchase up to an additional 693,300 flow-through shares at a price of $3.75 per share was subsequently exercised in full, increasing the total gross proceeds raised under the Flow-Through Financing to approximately $20.0 million.

Concurrently with the Flow-Through Financing, the Company entered into a non-brokered private placement (the “Concurrent Private Placement”) with NexGen whereby the Company will issue up to 2,500,000 common shares at a price of $2.50 per share to NexGen, for total gross proceeds of approximately $6.3 million. The Concurrent Private Placement was entered into for NexGen to maintain its current pro-rata interest in the Company of 31.8%. The Flow-Through Financing and Concurrent Private Placement have not yet closed.

Option Grants and Option Exercises

Subsequent to December 31, 2024, the Company granted 2,065,500 stock options to its directors, employees, and consultants. These stock options are exercisable at a price of $2.93 per option and expire on January 2, 2030.

Subsequent to December 31, 2024, 720,000 common shares of the Company were issued on the exercise of stock options for proceeds of $277,200.

Subsequent Events Discussed Elsewhere in the Financial Statements

Refer to notes 6c, 6d, 6e, 7, and 11 of these Financial Statements.